ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

February 4, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:      W Technologies, Inc.

 Amendment No. 1 to Form 10-12G

 Filed January 19, 2021

 File No. 000-24520

Ladies and Gentlemen,

We acknowledge receipt of the comments from the staff of the Division of Corporate Finance (the “Staff”) set forth in the Staff’s comment letter dated January 27, 2021 (the “Staff Letter”) addressed to Mikael Lundgren, Chief Executive Officer of W Technologies, Inc. (the “Company”) regarding Amendment No. 1 to the Company’s registrant statement on Form 10-12G filed January 19, 2021. We have electronically filed herewith on behalf of the Company Amendment No. 2 (the “Form 10/A”) to the above-referenced Form 10-12G. The Form 10/A is marked to show changes made from the previous filing. We have included a narrative response herein keyed to the comment of the Staff set forth in the Staff Letter. We trust you shall deem the contents of this letter responsive to the Staff Letter.

Amendment No. 1 to Form 10-12G filed January 19, 2021

Exclusive Forum Provision, page 21

Comment 1.     We note your amended disclosure in response to our prior comment 4. We also note that you included language in your disclosure that your exclusive forum provision does not apply to claims brought under the Exchange Act. Please advise as to whether your forum selection provision in your Bylaws applies to claims brought under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your risk factors and exclusive forum disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

February 4, 2021

Response:     The Company acknowledges the Staff’s comment and has revised its disclosure regarding the exclusive forum provision accordingly. The description of the exclusive forum provision included in the Company’s amended and restated bylaws has been revised as follows (see “Description of Registrant’s Securities to be Registered—Exclusive Forum Provision” page 21 of the Form 10/A; insertions identified by underline and deletions identified by strikethrough):

Exclusive Forum Provision

Our Bylaws provide that, unless the Company consents in writing, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located with the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Bylaws. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

~~However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.~~

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

February 4, 2021

The exclusive forum provision contained in the Company’s Bylaws may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

In addition, the Company has revised the relevant risk factor in the Form 10/A (see “Risk Factors—The Company’s amended and restated bylaws (the “Bylaws”) require that the sole and exclusive forum for certain actions be a state or federal court within the state of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders” as follows (see page 11 of the Form 10/A; insertions identified by underline and deletions identified by strikethrough)):

The Company’s amended and restated bylaws (the “Bylaws”) require that the sole and exclusive forum for certain actions be a state or federal court within the state of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

Our Bylaws provide that, unless the Company consents in writing, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located with the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Bylaws. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

~~However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.~~

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

February 4, 2021

Exhibits

Comment 2.     Please include active links to your exhibits. Refer to Item 601(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. Active links to the Company’s exhibits have been included in the Form 10/A.

If the Staff has any further comments regarding the Form 10/A, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By: /s/ Laura Anthony

       Laura Anthony, Esq.

cc:          Linda Cvrkel/U.S. Securities and Exchange Commission

Mara Ransom/U.S. Securities and Exchange Commission

Tony Watson/U.S. Securities and Exchange Commission

Cara Wirth/U.S. Securities and Exchange Commission

Mikael Lundgren/W Technologies, Inc.